SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 4)
TRANSACTION STATEMENT UNDER SECTION 13 (e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
Monarch Community Bancorp, Inc.
(Name of the Issuer)
Monarch Community Bancorp, Inc.
Monarch Merger Corp.
Donald L. Denney
William C. Kurtz
Andrew J. Van Doren
(Name of Person(s) Filing Statement)
Common Stock
(Title of Class of Securities)
609045109
(CUSIP Number of Class of Securities)

Donald L. Denney	Copy to:
President and Chief Executive Officer
Monarch Community Bancorp, Inc.
375 North Willowbrook Road
Coldwater, Michigan 49036
(517) 278-4567
(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the person(s) filing statement)	Timothy E. Kraepel Howard & Howard Attorneys, P.C. 39400 Woodward Avenue, Suite 101 Bloomfield Hills, MI 48304-5151 (248) 645-1483

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑
CALCULATION OF FILING FEE

Transaction valuation* $2,784,632	Amount of filing fee $85.49

*	For purposes of calculating the fee only. This amount assumes the acquisition of 206,269 shares of common stock of the subject company acquired in the merger for $13.50 per share in cash (the “Total Consideration”). Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals .0000307 of the Total Consideration.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $77.73
Filing Party: Monarch Community Bancorp, Inc.
Form or Registration No.: Preliminary Schedule 13E-3, Amendment Nos. 1, 2 and 3 to Schedule 13E-3
Date Filed: April 23, 2007, June 27, 2007, August 3, 2007 and August 30, 2007, respectively.

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
INTRODUCTION
     This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) is being filed by Monarch Community Bancorp, Inc., a Maryland corporation (the “Company”) in connection with the proposed merger (the “Merger”) of Monarch Merger Corp., (a recently incorporated Maryland corporation formed solely for the purpose of effecting the Merger) with and into the Company, with the Company being the surviving corporation to the Merger. The Merger was to be effectuated pursuant to an Agreement and Plan of Merger, dated effective as of February 15, 2007, as amended and restated on June 8, 2007 (the “Merger Agreement”), between the Company and Monarch Merger Corp.
     The results of the 13e-3 Transaction are as follows:
     A special meeting of stockholders of the Company was held on October 9, 2007. At the special meeting, the Merger Agreement and the related 13e-3 Transaction failed to receive the requisite vote of the stockholders of the Company in accordance with the Maryland General Corporation Law and the Company’s Articles of Incorporation.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2007	MONARCH COMMUNITY BANCORP, INC.

	By:	/s/ Donald L. Denney
Donald L. Denney
President and Chief Executive Officer

MONARCH MERGER CORP.

	By:	/s/ Donald L. Denney
Donald L. Denney
President

OTHER FILING PERSONS:

/s/ Donald L. Denney
Donald L. Denney

/s/ William C. Kurtz
William C. Kurtz

/s/ Andrew J. Van Doren
Andrew J. Van Doren